[Letterhead of Skadden, Arps, Slate, Meagher & Flom LLP]

August 22, 2007

VIA EDGAR AND COURIER

Mr. Jay Williamson

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Heckmann Corporation
Registration Statement on Form S-1
File No. 333-144056
Filed June 26, 2007

Dear Mr. Williamson:

On behalf of Heckmann Corporation, in connection with the proposed initial public offering of Heckmann Corporation’s common stock, we have electronically transmitted under separate cover, pursuant to Regulation S-T promulgated by the Securities and Exchange Commission (the “SEC”), Amendment No. 1 to the Registration Statement on Form S-1 (File No. 333-144056) (the “Registration Statement”), including exhibits, for filing under the Securities Act of 1933, as amended (the “Securities Act”), which we have marked to show changes from Heckmann Corporation’s initial filing of the Registration Statement on June 26, 2007.

The changes reflected in Amendment No. 1 to the Registration Statement include those made in response to the comments of the Staff of the SEC set forth in the Staff’s comment letter dated August 3, 2007, as well as other updates, including those discussed with the Staff by telephone on August 17, 2007.

Set forth below are Heckmann Corporation’s responses to the comments raised in your letter. For your convenience, we have repeated each of your numbered comments followed by our responses. For the convenience of the Staff, we have also sent to you paper copies of this letter and copies of Amendment No. 1. All references in this letter to page numbers and captions correspond to the page numbers and captions in the Registration Statement, as amended. Page

Mr. Jay Williamson

August 22, 2007

references are generally not given when the changes appear throughout the prospectus. References throughout this letter to “we,” “us,” “our” and “the Company” are to Heckmann Corporation.

Preliminary Notes

As discussed with the Staff, we have revised the terms of the founders’ private placement in reliance upon the Staff’s administrative position known as the “Macy’s Position.” The revised private placement terms are in response to a request that Heckmann Corporation has received from the underwriters participating in the offering.

The Macy’s Position applies to the revised private placement because each of the founders is a necessary decision maker with respect to the public offering who is currently on the board of directors of, and in the case of Mr. Richard Heckmann, also serving as a member of senior management of, Heckmann Corporation. As a result, our founders do not need the protections afforded by the registration provisions of the federal securities laws, and the Macy’s Position should be extended to them.

Also as discussed with the Staff and as part of the revised private placement, Mr. Heckmann will enter into a co-investment agreement whereby he will purchase $15 million of units at the initial public offering price of $8.00 per unit concurrently with the consummation of our initial business consummation. The purchase of units pursuant to the co-investment agreement is exempt from the provisions of Regulation M because the co-investment agreement will be entered into outside of any applicable restricted period as defined in Rule 100 of Regulation M.

General

1.	Prior to the effectiveness of the company’s registration statement, please inform us as to whether or not the amount of compensation allowable or payable to the Underwriters has received clearance by the NASD.

We note the Staff’s request and hereby acknowledge that we will provide the Staff with the requested information prior to the effectiveness of the Registration Statement.

2.	Prior to the effectiveness of the company’s registration statement, please have an American Stock Exchange representative confirm with us that your Units have been approved for listing.

We note the Staff’s request and hereby acknowledge that prior to the effectiveness of the Registration Statement we will have an American Stock Exchange representative provide the requested confirmation.

3.	Please tell us the factors you considered in determining to value this offering at $500,000,000. What factors did you consider when determining that you might need $491,750,000 in the trust fund to effect the business combination contemplated by the

Mr. Jay Williamson

August 22, 2007

registration statement? It does not appear to the staff as though the determination to value the offering at this amount is an arbitrary decision and we would like to know the specific factors and motivations behind the valuation. Does the company expect to obtain additional funding through other financing arrangements to acquire a target? If so, please explain. Please note in particular that we are not seeking simply whether or not you have “a specific business combination under consideration” but are looking more to the type, nature and results to date of any and all diligence, evaluations, discussions (formal or informal), negotiations and/or other similar activities undertaken, whether directly by the company, an affiliate thereof, or an unrelated third party, with respect to a business combination transaction involving the company. This includes the time period before the company’s corporate existence was established and encompasses any and all evaluations and/or discussions that may have taken place prior to the involvement of the principals. We may have further comment.

The determination of the size of the offering was based upon a discussion between the underwriters and Mr. Heckmann, and was based upon the factors described on page 86 of the Registration Statement. Although the Company has not identified any specific target acquisition for a business combination, the Staff is supplementally advised that the Company believes, based on the experience of its directors, especially Mr. Heckmann, across an array of industries, there should be opportunities to effect a business combination within a range of values that an offering of $400,000,000 (the offering size we now intend to undertake) and proceeds in the trust account of $392,250,000 would support. As noted in Mr. Heckmann’s biography in the Registration Statement, Mr. Heckmann has experience managing companies of a significant size and scale, and making significant and numerous acquisitions over time. As such, the Company believes it could add the most significant value to investors if it seeks acquisition targets that an offering of $400,000,000 and proceeds in the trust account of $392,250,000 would support.

To date, we have not conducted any diligence, evaluations, discussions (formal or informal), negotiations and/or other similar activities, either directly by Heckmann Corporation, one of our affiliates, or any unrelated third party, with respect to a business combination transaction involving Heckmann Corporation.

4.	Please clarify whether the company will or may, invest alongside other blank check companies or private equity firms in pursuing a target business. In addition, please disclose whether the company may invest alongside an affiliate of the company or management. In this respect we note Mr. Quayle’s ties to Cerberus.

We have revised the disclosure to clarify that we will not invest alongside other blank check companies or private equity firms in pursuing a target business, nor will we invest alongside one of our affiliates or an affiliate of one of the members of our management. Please see pages 3, 11 and 50.

5.	In an appropriate – and separately captioned – section of your document, but also in the summary, please identify any and all provisions of your offering (and articles of

Mr. Jay Williamson

August 22, 2007

incorporation) which you believe to be obligations to your shareholders and state the vote required for modifying such provisions. Clearly indicate how the founders will vote in any proposal to modify those provisions.

We have revised the disclosure as requested. Please see pages 10 and 57.

Registration Facing Page

6.	Please check the box to indicate that this is a Rule 415 offering.

We have not checked the Rule 415 box or provided Rule 512(a) undertakings because none of the securities being registered by the Registration Statement are being offered on a continuous or delayed basis. Please note that in the “Calculation of the Registration Fee” table on the facing page of the Registration Statement, only the securities being issued and sold currently in the underwritten offering (i.e., the units and the warrants and shares of common stock comprising such units at issuance) are being registered by the Registration Statement. The shares of common stock to be issued in the future upon exercise of the warrants are not being registered by the Registration Statement and are not required to be registered at this time as the warrants are not exercisable for at least one year. The shares of common stock underlying the warrants will be registered under a separate registration statement to be filed in the future. By their terms, the warrants may not be exercised unless such a registration statement has been filed and is effective at that time.

7.	We note that the registration statement covers “an indeterminable number of additional shares of common stock that are issuable by reason of the anti-dilution provisions of the warrants.” Please revise the disclosure to state that the indeterminate number of additional shares of common stock shall be issuable pursuant to Rule 416 to prevent dilution resulting from stock splits, stock dividends or similar transactions.

As described in our response to comment 6, we are not registering the shares of common stock underlying the warrants. Therefore, we have deleted the reference to “an indeterminable number of additional shares of common stock that are issuable by reason of the anti-dilution provisions of the warrants.”

Cover Page

8.	We note your reference on the cover page and elsewhere to acquiring control through a reorganization. In an appropriate section, please revise to further discuss this and the unique risks associated with acquiring a company in this manner.

The term “reorganization” was meant to describe a form of merger transaction permitted by the corporation laws of certain states. We have revised the disclosure to clarify. Please see the cover page and pages 1, 44 and 48.

Mr. Jay Williamson

August 22, 2007

9.	We note your statement that “we expect that the public offering price will be $8.00 per unit.” (Emphasis added.) We do not understand why you indicate the company expects the $8.00 per unit price. Revise as appropriate.

We have revised the disclosure to indicate that the public offering price will be $8.00 per unit. Please see the cover page.

10.	Here, and elsewhere in your document, you indicate that your shareholders will be entitled to receive $7.78 per share in distributions in the event of your liquidation. Given the uncertainty associated with the status of the trust, and the amount of creditors you would have, the word entitled appears to be too strong. Please revise to clarify.

We have revised the disclosure to clarify that the $7.85 per share amount equals the amount per share that will be deposited into the trust account upon the consummation of this offering divided by the number of shares eligible to participate in distributions from the trust account upon our liquidation. The number of shares eligible to participate in liquidating distributions from the trust account is now simply the number of shares sold in this offering, because (1) as a result of the revised private placement terms, our founders will no longer own any shares of common stock prior to this offering that will be eligible to participate in distributions upon our liquidation, and (2) no shares will be issued subsequent to this offering that will be eligible to participate in distributions upon our liquidation.

Table of Contents

11.	We note your statement that “the information in this document may only be accurate on the date of this document.” The noted statements are inappropriate given your Item 512(a) undertakings. Revise to delete the noted language.

As discussed in our response to comment 6, we have not checked the Rule 415 box and have deleted the Rule 512(a) undertakings.

Prospectus Summary, page 1

12.	Please revise to indicate the amount of the consideration paid for the issuance of the 17,968,750 units to the founders.

We have revised the disclosure as requested. Please see page 1.

13.	Starting on page one, the company presents biographic summaries of its management which appear to be more appropriate as Item 401 disclosure than Summary disclosure. We also note that this information is repeated in the Proposed Business section. Please revise to:

(a)	Shorten the summary and eliminate duplicative disclosure;

Mr. Jay Williamson

August 22, 2007

(b)	Ensure that this disclosure is not unduly promotional and is balanced;

(c)	Include a statement that management’s past successes are not necessarily indicative of future success, especially given the unique SPAC structure.

We have revised the disclosure as requested. Please see pages 2 and 48.

14.	Please clarify, in the appropriate section whether Mr. Heckmann will be subject to any noncompete agreement associated with his retirement from K2. If so, please revise to address the scope of this agreement and its impact on the company.

We have revised the disclosure as requested. Please see page 2, 49 and 63.

15.	In an appropriate section, please indicate whether you will acquire or invest in any company which is or was a portfolio company of an entity with which your board/management is or was affiliated.

We have revised the disclosure as requested. Please see page 13.

16.	Please confirm that all of the purchasers in the private placement are using their own funds to purchase their securities.

We supplementally advise the Staff that each of the purchasers in the private placement has confirmed to us that it is using its own funds to purchase its securities.

17.	We note that Heckmann Acquisition, LLC will be a purchaser in the private placement and will also be responsible for indemnifying the trust. Please revise to indicate that the LLC will not transfer, or issue additional, interests in itself prior to the expiration of the escrow periods. In addition, please confirm the amount of net assets on the LLC’s balance sheet as of the most recent practicable date.

We have revised the disclosure to specify that Mr. Heckmann, rather than Heckmann Acquisition, LLC, will be liable to us if and to the extent any claims by a vendor for services rendered or products sold to us, or a prospective target business reduce the amounts in the trust account available for distribution to our stockholders in the event of a liquidation, except as to any claims by a third party who executed a waiver of any and all rights to seek access to the trust account.

18.	We note your statement that the founders’ warrants and units will be substantially similar to the warrants and units sold in this offering, although our founders have agreed to place these warrants and units in escrow until after consummation of a business combination.” (Emphasis added.) We also note your statement that the founders units, common stock and warrants “will be identical to the units, common stock and warrants offered by this prospectus.” Revise your disclosure as appropriate. Clarify the differences between the founders’ warrants and units and the warrants and units sold in the prospectus.

Mr. Jay Williamson

August 22, 2007

We have revised the disclosure throughout to describe the differences between each of the founders’ warrants, founders’ units and sponsors’ warrants, on the one hand, and the warrants and units sold in this offering, on the other hand.

19.	Please clarify whether there is any limit on the reimbursement of out-of-pocket expenses to your officers and directors.

We have revised the disclosure as requested. Please see page 9.

20.	Please note that Rule 419 was promulgated under the Penny Stock Reform Act, not the Securities Act of 1933.

We note the Staff’s correction, and have revised the disclosure to indicate the correct Act. Please see pages 4 and 15.

21.	Please revise to clarify whether the deferred underwriters’ fees will be paid to the shareholders (1) if you dissolve without consummating a business combination and/or (2) who elect to convert their shares in connection with a business combination.

We have revised the disclosure as requested. Please see page 9.

22.	We note that the company will pay Mr. Heckmann $10,000 per month for office and administrative expenses. Please revise to clarify how this amount was determined, and include disclosure comparing it against other SPACs.

We have revised the disclosure as requested. Please see pages 9 and 38.

23.	Revise to clarify how the shares acquired in the private placement will be voted. Also clarify whether the shares acquired in the private placement have conversion rights with respect to those shares. Finally, address whether the shares acquired in the private placement have a right to receive distributions upon the company’s dissolution and liquidation.

As a result of the revised terms of the founders’ private placement, the founders’ will no longer receive shares in the private placement. We have revised the disclosure as requested to clarify that the founders will not have conversion rights and will not be entitled to receive liquidating distributions with respect with respect to their initial founders’ shares. Please see pages 6 and 75.

24.	Please disclose whether the company has taken any steps to confirm Heckmann Acquisition, LLC’s ability to satisfy its indemnification obligation.

As described above in our response to comment 17, we note that Mr. Heckmann will assume the indemnification obligation. Therefore, we have revised the disclosure as requested with respect to the ability of Mr. Heckmann to satisfy the indemnification obligation. Please see pages 14, 37 and 56.

Mr. Jay Williamson

August 22, 2007

25.	Please clarify the disclosure here and throughout to indicate that your 30% conversion threshold, combined with your 80% fair market value requirement, will likely require you to issue additional debt or equity to finance your acquisition.

We have revised the disclosure as requested. Please see pages 11 and 49.

26.	Please clarify whether you will require converting shareholders to tender their certificates prior to the consummation of a business combination.

We have revised the disclosure as requested. Please see pages 12 and 53.

Summary Financial Data, page 15

27.	Show us how you calculated “as adjusted” working capital. It appears this amount should be consistent with your total assets as there do not appear to be any “as adjusted” non-current assets or current liabilities.

We agree with the Staff’s comment and have amended the disclosure to indicate that our as adjusted working capital is consistent with our total assets. Please see page 16.

Risk Factors, page 17

28.	We note your statement that “the risk and uncertainties described below are not the only ones facing us . . . Additional risks and uncertainties that we are unaware of, or that we currently deem immaterial, also may become important factors that affect us.” You should not reference risks that are not deemed material. Revise to delete the noted statements.

We have revised the disclosure as requested. Please see page 18.

29.	We note your cross-reference to the section “Proposed Business - Consummating a business combination - Dissolution and liquidation if no business combination is consummated” in your third risk factor. Revise the registration statement to delete the use of cross-references from the forepart of the prospectus except for the cross-reference to the risk factors on the cover page.

We have revised the disclosure throughout as requested.

30.	Please revise your page 17 risk factor to address whether the company intends to comply with Section 280 or 281(b) of the Delaware General Corporation Law. In addition, please address the timeframe for returning investors funds associated with the choice you make under each section.

We have revised the disclosure to indicate our intention to comply with Section 281(b) of the Delaware General Corporation Law, as well as to address the timeframe for returning investors’ funds. Please see pages 18-19 and 56.

Mr. Jay Williamson

August 22, 2007

31.	Please revise your risk factor on page 21 to identify any other “blank check” companies your directors are currently affiliated with.

We have revised the disclosure as requested. Please see page 24.

32.	Please clarify the text of your page 22 risk factor “The units, shares of common stock and warrants . . .” For example, are the private placement shares entitled to distributions? Also, please revise to indicate that, because your officers have paid less, on average, for their securities, a transaction may be profitable for them even if it is unprofitable for the public shareholders.

We have revised the disclosure as requested. Please see page 24.

33.	Please clarify why your page 23 risk factor “Because of the significant competition . . .” refers to the banking and financial services industry. In addition, please revise this risk factor to improve its clarity, and ensure that it presents a more focused discussion of the risk identified in the header. Finally, please disclose the number of blank check companies which have dissolved without acquiring a target.

We have revised the disclosure to remove the reference to the banking and financial services industry and to clarify as requested. Please see pages 26-27.

34.	Please revise the risk factor “if we are unable to maintain a current prospectus . . .” to clarify (i) under no circumstances will the company be required to net cash settle the exercise of the warrants (consistent with the Warrant Agreement) and (ii) that a purchaser of a unit may pay the full unit purchase price solely for the shares underlying the unit (since the warrants may expire worthless).

We have revised the disclosure as requested. Please see pages 31-32.

35.	Please revise your risk factor disclosure to address the risk that your negotiating position relative to your target will decrease with time as the target may be able to leverage your dissolution requirement to extract concessions that an operating company or private equity investor would be unwilling to make.

We have revised the disclosure as requested. Please see page 21.

36.	Please revise to indicate whether the founders’ and underwriters’ warrants are exercisable on a cashless basis.

Heckmann Corporation and the underwriters have elected not to propose that the underwriters be granted a purchase option. As a result, we have deleted any references to the underwriters’ warrants. We have revised the disclosure as requested to indicate that the founders’ warrants are exercisable on a cashless basis. Please see pages 7 and 70.

Mr. Jay Williamson

August 22, 2007

Cautionary Note Regarding Forward Looking Statements, page 31

37.	Please reconcile your statement that you “undertake no obligation to publicly update any forward looking statement . . .” to the requirements of, among other rules, Rule 512 of Regulation S-K.

As discussed in our response to comment #6, we have deleted the Rule 512(a) undertakings.

Use of Proceeds, page 33

38.	Your Use of Proceeds presentation indicates that you will not have any proceeds held outside the trust immediately following the offering and that you will rely on interest released to you to fund your operations. Please revise to provide a tabular summary of your expected future expenses - including, target company due diligence expenses, administrative expenses, etc. In this regard, portions of footnote 3 may be reorganized to more clearly present this disclosure. We may have further comment.

We have revised the disclosure as requested. Please see page 36.

39.	Please provide support for your statement that, “[a]ssuming an interest rate of 3.0% and a liquidation or conversion event more than 12 months from the consummation of this offering, we also expect that there will be a sufficient amount in the trust account to return more than $8.00 per share to our shareholders.” Alternatively, revise this statement.

We have revised the disclosure to delete this statement.

40.	Please revise the estimated offering expenses in the Use of Proceeds table to address the repayment of the $258,300 loan to Mr. Heckmann.

We have revised the disclosure as requested. Please see pages 36-37.

41.	We note the statement at page 34 in footnote 3 that “these expenses are estimates only. Our actual expenditures for some or all of these items may differ from the estimates set forth herein.” Please revise this section to clearly discuss the circumstances that would require management to alter the noted use of proceeds from this offering and discuss the specific alternatives to the currently stated uses. See Instruction 7 to Item 504 of Regulation S-K. We may have further comment.

We have revised the disclosure as requested. Please see page 37.

Proposed Business, page 44

42.	We note that you disclose a significant amount of information concerning Mr. Heckmann’s business experience. However, it appears, based on this disclosure, that his experience is weighted toward operating entities and later engaging in sales

Mr. Jay Williamson

August 22, 2007

transactions. To the extent that you are able to respond consistent with our prior comment on this issue, please revise to discuss Mr. Heckmann’s experience locating, conducting diligence, and consummating, business combinations.

We have revised the disclosure as requested. Please see pages 2, 48 and 63.

43.	We note that the entirety of your board appears to have ties to K2. Please revise to: (1) clarify how your board and management were assembled; (2) disclose whether management will consider a transaction with K2, its parent, or any affiliate of either, as well as a competitor of any of the foregoing; and, (3) clarify the degree of overlap between your intended focus and the activities of K2.

We have revised the disclosure as requested. Please see page 49.

44.	On page 47 you disclose that, “[i]f [y]our board is not able to independently determine that the target acquisition has a sufficient fair market value, we may obtain an opinion from an unaffiliated, independent third party appraiser, which may or may not be an investment banking firm . . .” Please clarify the meaning of this statement. For example, what sorts of situations are you addressing and what sort of analysis would be prepared to support the board’s conclusion that an opinion was not worthwhile despite its inability to conclude on the fairness of the transaction?

We have amended the disclosure to indicate that in the event our board is not able to independently determine that the target acquisition has a sufficient fair market value, we will obtain an opinion from an unaffiliated, independent third party appraiser. We have also revised the disclosure to indicate how our board would determine satisfaction of the 80% threshold. Please see page 51.

45.	Please revise to discuss the timeframe for winding up your affairs and distributing shareholder funds, in the event that you dissolve.

We have revised the disclosure as requested. Please see page 55.

46.	We note your disclosure that you expect to have employees after this offering to assist with financing and due diligence. Please revise to disclose the number of employees you anticipate hiring and the amount budgeted for salaries.

We have revised the disclosure as requested. Please see page 59.

47.	Revise to add a section that addresses in detail the procedures required by investors for conversion.

We have revised the disclosure as requested. Please see pages 53-54.

48.	We note your statement, on page 51, that “as otherwise permitted in the amended and restated certificate of incorporation”. Please clarify when the proceeds may be

Mr. Jay Williamson

August 22, 2007

disbursed other than in connection with a business combination or upon dissolution and liquidation. We may have further comment.

We have revised the disclosure as requested. Please see page 57.

Legal Proceedings, Page 53

49.	We note the phrase “to the knowledge of management, there is no litigation currently pending . . . .” Management is in a position to know whether there is any currently pending litigation. Please revise as appropriate.

We have revised the disclosure as requested. Please see page 59.

Management, page 57

50.	Please revise the biography of Mr. Heckmann to indicate the month and year when he began his position with K2. Also revise to indicate the month and year when U.S. Filter was sold.

We have revised the disclosure as requested. Please see page 63.

51.	In the biography of Mr. Holtz, please indicate the month and year when he became a television analyst for ESPN. Also indicate when he retired as head football coach of the University of South Carolina.

We have revised the disclosure as requested. Please see page 64.

52.	In the biography of Mr. Osborne, please revise to indicate the month and year when he assumed the position as Faculty Director of the Harold Price Center for Entrepreneurial Studies.

We have revised the disclosure as requested. Please see page 64.

53.	In conducting our background research we noted that three of your directors were named as defendants in McMichael v. United States Filter Corp., 2001 U.S. Dist. LEXUS 3918. This case, which was dismissed with leave to amend in 2001, alleges that the board – including Messrs. Heckmann, Osborne, and Quayle, breached their fiduciary duties in connection with United States Filter Corporation’s sale to Vivendi. As an initial matter, please confirm to us that this issue was resolved by this case - that is, the defendants did not negotiate a settlement after the fact to preclude an appeal. Also, given the nature of your offering - with its emphasis on management’s experience etc., please address why you opted to exclude disclosure about this case, especially when your biographic disclosure goes back to 1971.

Consistent with Item 401(f) of Regulation S-K, we believe that any disclosure of the McMichael case is not material to an evaluation of the ability or integrity of Messrs. Heckmann, Osborne or Quayle to become a director of Heckmann Corporation. On the

Mr. Jay Williamson

August 22, 2007

defendants’ motion, the complaint against United States Filter Corporation and its board of directors in the McMichael case was dismissed without leave to amend on February 22, 2001. Based on the recollections of Mr. Heckmann and the counsel that handled the case for United States Filter Corporation, as well as the docket record, we believe there was no settlement after the fact to preclude an appeal. In addition, the McMichael case and the applicable directors’ affiliation with United States Filter Corporation were terminated more than five years prior to the date of the initial filing of the Registration Statement.

54.	We note that two of your directors will potentially stand for election prior to a business combination. Please revise to indicate whether your existing shareholders have agreed, in any manner, to vote their shares in favor of the re-election of these directors. In addition, please clarify whether you will have any procedures in place to ensure that any offering related provisions applicable to your current directors are applied to your new directors. For example, will a subsequent director also be subject to a right of first refusal in favor of the company, etc.

We have revised the disclosure as requested. Please see page 65.

55.	Please clarify whether Mr. Heckmann is independent under your “Audit Committee” disclosure on page 59.

We have revised the disclosure as requested. Please see page 65.

Conflicts of Interest, page 60

56.	Please revise your disclosure under this section to provide more expansive, detailed, factual disclosure about the actual conflicts of interest which will exist immediately following the offering. In this regard:

(a)	Disclose the names of each entity which is reasonably likely to create a conflict of interest with respect to your existing board;

(b)	Clarify how that conflict will be resolved (i.e., is there a pre-existing fiduciary duty which would require an opportunity to be presented to another entity prior to being presented to you);

(c)	Clarify who will be responsible for exercising any right of first refusal on the part of the company with respect to a conflict of interest; and,

(d)	Disclose the procedures that the company will follow for resolving conflicts of interest.

We have revised the disclosure as requested. Please see pages 66-67.

57.	Please provide more disclosure about the potential issues which might arise were your management to enter into consulting or employment agreements as part of the business combination.

We have revised the disclosure as requested. Please see page 66.

Mr. Jay Williamson

August 22, 2007

Principal Stockholders, page 62

58.	Please disclose the names of your promoters.

We have revised the disclosure as requested. Please see page 69.

59.	Please revise to indicate the number of officers and directors in the group.

We have revised the disclosure as requested. Please see page 68.

Certain Relationships and Related Party Transactions, page 64

60.	Please clarify your statement “the proceeds we receive from the sale of these units and warrants will be placed in the trust account for the benefit of our public stockholders (including our founders with respect to the 687,500 private placement units).”

As described in our response to comment #10, our founders will not be entitled to receive liquidating distributions from the trust account. We have revised the disclosure to delete the parenthetical phrase. Please see page 70.

61.	Please revise your disclosure on page 65 to indicate that Roth Capital Partners is underwriting a portion of your offering.

We have revised the disclosure as requested. Please see page 71.

Underwriting, page 78

62.	Please revise your tabular presentation to disclose the offering expenses specified in Item 511 of Regulation S-K, if applicable. Your attention is directed to Instruction 2 of Item 508 of Regulation S-K.

We respectfully acknowledge the Staff’s comment to disclose the offering expenses specified in Item 511 of Regulation S-K, if applicable. Heckmann Corporation and the underwriters have elected not to propose that the underwriters be granted a purchase option, the value of which may have been viewed as underwriter compensation. As a result, there are no offering expenses of the type disclosed in Part II under Item 511 that would require disclosure as Item 508 compensation. We note that we have disclosed the aggregate offering expenses specified in Item 511 on page 85, and we have disclosed these expenses in detail in Part II, as is customary.

63.	We note your disclosure on page 79 that the underwriters have reserved units for sale to employees, directors and other affiliates of the company. Please clarify the meaning of this disclosure, and advise us of any contacts that you or the underwriters have had with these parties.

Mr. Jay Williamson

August 22, 2007

We have revised the disclosure on page 86 of the Registration Statement to indicate that we propose to reserve units for sale to family members and friends of the founders (e.g., a directed unit offering). Neither the underwriters nor any person affiliated with Heckmann Corporation has had any contact with any potential purchaser in respect of a directed unit offering.

Financial Statements

General

64.	We note that you intend to amend and restate your certificate of incorporation to increase your authorized shares. Please revise the financial statements to provide disclosure regarding the timing and nature of this change. We note that the balance sheet reflects a number of authorized shares that would not support equity classification of the warrants and UPO (as well as the founder warrants), and there is no disclosure regarding any subsequent increase in authorized shares.

As noted in our response to comment 62, the underwriters’ purchase option is no longer being provided. As a result, all references to the underwriters’ purchase option have been deleted. We have otherwise clarified the subsequent increase in authorized shares on page F-9.

65.	Please revise to disclose the fair value of the private placement warrants, including all assumptions and the method used for your determination. Also, revise MD&A to disclose the impact of these warrants on your financial statements.

We have taken into consideration the guidance in the AICPA Practice Aid “Valuation of Private-Held-Company Securities Issued as Compensation” in determining the fair value of the private placement warrants and to determine the required disclosures as per paragraphs 179 and 182 of the AICPA Practice Aid. We have revised the disclosure as requested on pages 45 and F-9. The impact of these warrants on our financial statements is disclosed in MD&A on page 45.

Due to the underlying terms of the offering, the Company deemed it appropriate to estimate the fair value of the private placement warrants based on a similar transactions market approach. Using such approach, we estimate the fair value of the sponsors’ warrants to be approximately $0.75 per warrant. To reach this estimate, we considered the trading price of the warrants of 15 comparable blank check companies for which the warrants have traded separately from the units during the past year. In each case, we examined the price of the warrant at the date of separation. On average, the warrants began trading separately 34 calendar days after the issuer’s initial public offering (as few as nine and as many as 92 calendar days after the consummation of the initial public offering). Of these issuers, the average trading price for the warrants on the date of separation was $0.75 (with a high of $0.90 and a low of $0.57).

Mr. Jay Williamson

August 22, 2007

66.	Please revise to disclose the estimated fair value of the UPO and the major assumptions used to value it. Also, revise your disclosure on pages 41 and 79 to include these assumptions.

As noted above, we have deleted all references to the underwriters’ purchase option throughout the registration statement.

67.	Please provide a currently dated consent in any amendment and ensure the financial statements are updated as required by Rule 3-12(g) of Regulation S-X.

We will include a currently dated consent in the filing of the Registration Statement by which it is deemed effective. The current consent is in the form that will be signed prior to the effectiveness of the Registration Statement and upon the Company amending and restating its certificate of incorporation to increase its authorized shares as described in Note 6 to the financial statements.

Report of Independent Registered Public Accounting Firm, F-2

68.	Please revise your filing to include a signed report of your independent accountant consistent with the guidance of Rule 2-02(a) of Regulation S-X.

We will include a signed report of our independent accountants in the filing of the Registration Statement by which it is deemed effective. The current report is in the form that will be signed prior to the effectiveness of the Registration Statement and upon the Company amending and restating its certificate of incorporation to increase its authorized shares as described in Note 6 to the financial statements.

Notes to Financial Statements

Note 6 - Proposed Offering (Unaudited), page F-8

69.	Considering your financial statements include the details of the proposed offering, please revise to disclose underwriter fees and discounts to be paid in conjunction with the proposed offering.

We have revised the disclosure as requested. Please see page F-9.

70.	Please revise to disclose the terms and conditions of the $10 million private placement of warrants and units consistent with the disclosure on page 7.

We have revised the disclosure as requested. Please see page F-9.

71.	We observed that Note 6 has been designated as “unaudited.” Tell us why this designation is appropriate. It is our understanding that this note should be audited. Please have Note 6 audited and have your independent accountant revise their report accordingly.

Mr. Jay Williamson

August 22, 2007

We have revised Note 6 to remove the “unaudited” designation. The current audit report and consent will be signed prior to the effectiveness of the Registration Statement and upon the Company amending and restating its certificate of incorporation to increase its authorized shares as described in Note 6 to the financial statements.

Part II

Exhibits

We note that the registrant has not filed several exhibits. Please note that we will review and comment upon these exhibits when they are filed.

We acknowledge that the Staff will review and comment upon exhibits that will be filed with the Registration Statement and any future amendments to the Registration Statement.

Please contact me at (213) 687-5234 should you require further information.

Very truly yours,

/s/ Gregg A. Noel
Gregg A. Noel

cc:	Securities and Exchange Commission
John Reynolds
Blaise Rhodes

cc:	Simpson Thacher & Bartlett
William H. Hinman